Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

To: the Board of Directors of InterXion Holding N.V.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-175099) of InterXion Holding N.V. of our report dated April 26, 2013 with respect to the consolidated statements of financial position of InterXion Holding N.V. and subsidiaries as of December 31, 2012, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 20-F of InterXion Holding N.V.

/s/ KPMG Accountants N.V.

Rotterdam, The Netherlands

April 26, 2013